STROOCK

May 14, 2012

Alexandra M. Ledbetter

Timothy S. Levenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 22, 2012 File No. 333-177933

Dear Ms. Ledbetter:

On behalf of our client, PBF Energy Inc. (the “Company”), set forth below are responses to your comment letter, dated March 16, 2012, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), and we are sending under separate cover hard copies of Amendment No. 2 marked to show changes from Amendment No. 1. The Registration Statement has been revised in response to the Staff’s comments, to provide updated financial statements and related information and to reflect certain other changes. We call your attention to the fact that due to changes to the Company’s planned organization structure as described beginning on page 39 of Amendment No. 2, the Company’s accounting predecessor entity has changed from PBF Holding Company LLC to PBF Energy Company LLC (“PBF LLC”). As a result, the financial statements and related information relating to our accounting predecessor entity included in this Amendment No. 2 is that of PBF LLC. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 2.

For your convenience, the Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2.

General

1.	As you prepare to file your next amendment following your 2011 audit, we remind you to comply with comments 2, 3, 26, 27, 28, and 29 from our letter to you dated December 9, 2011.

The Company has set forth below a response to each of the comments noted above from the Staff’s letter dated December 9, 2011.

Comments from Staff’s Letter Dated December 9, 2011:

2.	Please update all disclosure to the latest practical date. For example, and without limitation, please provide updated disclosure regarding the status of your

Alexandra M. Ledbetter

Securities and Exchange Commission

negotiations with your lenders to increase your ABL Revolving Credit Facility in size. Please also fill in all blanks other than the information that Rule 430A permits you to omit. As an example, we note the historical payments and charges you currently omit from the “Certain Relationship and Related Transactions” disclosure at page 132. You may use brackets to identify information that is subject to change prior to effectiveness.

The Company has updated all disclosures to the latest practical date. The Company has updated the disclosure regarding the ABL Revolving Credit Facility on pages 62, 74 and 79 of Amendment No. 2. The Company has also used brackets, where appropriate, to identify information that is subject to change prior to effectiveness.

3.	We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

The Company understands that the Staff may have additional comments once the price range and related information have been included.

26.	We expect you will need to provide pro forma tax and EPS data on the face of your statements of operations, assuming the reorganization of PBF Energy Inc. into a holding corporation, and the creation of the New Holding Units. Similarly, it appears you will need to provide a pro forma balance sheet alongside your historical balance sheet to reflect the purchase of New Holdings Units by PBF Energy, without giving effect to offering proceeds. Please ensure that you have adequately considered the guidance in SAB Topic 1:B.1.IRQ 3, B.2 and B.3.

The Company has considered the referenced guidance. The Company intends to use a portion of the proceeds from the initial public offering to purchase PBF LLC Series A Units from the existing owners of PBF LLC. The Company will consolidate the financial results of PBF LLC and its subsidiaries, with the remaining ownership interests of the existing owners of PBF LLC reflected as a non-controlling interest. The Company is a taxable entity and its consolidated statements of operations will include a provision for income taxes and EPS data. PBF LLC will remain a tax pass-through entity and following the initial public offering and related transactions, the separate financial statements of PBF LLC will not be presented. As a result, the Company believes the guidance in SAB Topic 1:B.1.IRQ 3, B.2 and B.3 does not apply to the financial statements of PBF LLC. The Company will provide pro forma tax and EPS data in accordance with Article 11 of Regulation S-X based on its estimated effective tax rate and the number of shares to be issued in the offering.

Alexandra M. Ledbetter

Securities and Exchange Commission

27.	Please update your interim financial statements, and the related pro forma presentations, to comply with Rule 3-12 of Regulation S-X.

The Company has updated the Registration Statement to include its annual financial statements for the most recent period, and the related pro forma presentations, to comply with Rule 3-12 of Regulation S-X.

28.	Please separately disclose in the notes to your financial statements the revenue attributable to your sales of gasoline products, diesel products, jet fuel products, lubricants, petrochemicals, and asphalt, pursuant to FASB ASC 280-10-50-40.

The Company has provided the requested revenue information in Footnote 18 to the PBF LLC financial statements.

29.	Please file all omitted exhibits, including counsel’s opinion, as soon as practicable. In addition, please file the form of lock-up agreement, which you reference in your filing.

The Company has filed several of the listed exhibits with Amendment No. 2. The Company notes that it will file all remaining exhibits as soon as practicable, including the form of lock-up agreement and legal opinion.

2.	We will issue by separate letter any comments related to the revised confidential treatment request you submitted.

The Company is in receipt of the Staff’s letter dated April 23, 2012 providing comments on the confidential treatment request and will respond under separate cover. The Company understands that the Staff’s review of the Form S-1 will not be complete and it will not be in a position to request accelerated effectiveness for the registration statement until all outstanding issues, including the request, have been resolved.

Risk Factors, page 15

Anti-takeover provisions in our certificate of incorporation and bylaws, page 35

3.	Please expand this risk factor to identify provisions in your certificate of incorporation and bylaws that limit stockholder rights. Include in the list the provisions restricting the ability of your stockholders to call special meetings, and disclose the thresholds required to amend your certificate of incorporation and bylaws and to remove a director. We may have further comments once you file Exhibits 3.1 and 3.2.

The Company has revised its disclosures to identify these provisions on page 36 of Amendment No. 2, and acknowledges that the Staff may have further comments once the Company files Exhibits 3.1 and 3.2.

Alexandra M. Ledbetter

Securities and Exchange Commission

Executive Compensation, page 111

4.	Please explain why blanks remain in the ‘total’ column in your Summary Compensation Table, or revise it to supply the omitted information.

The Company has not yet finalized its 2011 compensation for the named executive officers set forth in the Summary Compensation Table, and intends to revise its disclosure to include the required information at such time that such information becomes available.

Description of Capital Stock, page 137

Choice of Forum, page 141

5.	Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your certificate of incorporation, it is possible that a court could rule that the provision is inapplicable or unenforceable.

The Company has revised its disclosure in response to the Staff’s comment on page 144 of Amendment No. 2.

Exhibits

6.	Please file the documentation relating to your 8.25% senior secured notes due 2020 that Items 601(b)(4)(ii) and 601(b)(4)(iii) of Regulation S-K would require.

The Company has filed the required documentation as Exhibit 4.2 with Amendment No. 2.

* * * *

In connection with the above, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Alexandra M. Ledbetter

Securities and Exchange Commission

Sincerely,

/s/ Todd E. Lenson

Todd E. Lenson, of Stroock & Stroock & Lavan LLP

Cc:	Securities and Exchange Commission
H. Roger Schwall
Michael Fay
Karl Hiller

Jeffrey Dill, Esq.

Douglas S. Horowitz, Esq.